ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702)793-2497

Email: assetsolutions360@gmail.com

March 29, 2016

Ms. Pamela Long

Mr. Frank Pigott

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Asset Solutions Inc
Amendment to Registration Statement on Form S-1 Filed February 27, 2016 File No. 333-207383

Dear Ms. Long and Mr. Pigott,

Pursuant to my phone messages and the e-mail I received from Ms. Mindy Hooker on March 21, 2016 we have amended our registration statement in response to her comments as outlined below:

General

1.

We note that you have presented your financial statements as a "Development Stage Enterprise". Please revise your filing to indicate when you will implement ASU 2014-10 and indicate how ASU 2014-10 will impact your presentation.

We have disclosed that the Company decided to adopt ASU 2014-10 during the next fiscal year which begins on June 1, 2016. ASU 2014-10 eliminates the definition of a development stage entity, eliminates the development stage presentation and disclosure requirements under ASC 915, and amends provisions of existing variable interest entity guidance under ASC 810.

On June 10, 2014, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, consolidation, which removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. The Company will adopt the amendment as of fiscal year ended May 31, 2017, which begins on June 1, 2016.

1

ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702)793-2497

Email: assetsolutions360@gmail.com

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Olaf Robak
Olaf Robak
President & Director